May 15, 2023
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:    Fortrea Holdings Inc.
            Amendment No. 1 to Draft Registration Statement on Form 10
            Submitted April 5, 2023
            CIK No. 0001965040
Ladies and Gentleman:
Fortrea Holdings Inc. (the “Company”) hereby provides responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated April 19, 2023 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form 10 (“Amendment No. 1”) of the Company, which amended the draft registration statement confidentially submitted by the Company on February 13, 2023. In response to the comments set forth in the Comment Letter and to update certain information in Amendment No. 1, the Company is publicly filing a Registration Statement on Form 10 (including the information statement attached as Exhibit 99.1, the “Registration Statement”) concurrently with the filing of this letter. The Registration Statement relates to the proposed spinoff by Laboratory Corporation of America Holding (“Labcorp”) to its stockholders of Labcorp’s Clinical Development and Commercialization Services business.
The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter, and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.
Amendment No. 1 to Draft Registration Statement on Form 10, submitted April 5, 2023
Cover Page
1.    We note your response to prior comment 1 and your revised disclosure on the cover page noting that “the spinoff is not contingent upon NASDAQ’s approval of [y]our listing application.” Given that you have filed this registration statement on Form 10

NAI-1536752038v4

Division of Corporation Finance
Securities and Exchange Commission
May 15, 2023

under Section 12(b) of the Exchange Act, please tell us how you anticipate moving forward with this filing should your listing application not be approved by Nasdaq.
Response: The Company respectfully acknowledges the Commission’s comment and has revised the disclosure on the cover page and page 47 of the Registration Statement.
Questions and Answers About the Spinoff, page 1
2.    We note your response to prior comment 4 and your revised disclosure on page 4 noting the differences between the rights held by the existing Labcorp common stock holders and the rights held by the Fortrea common stock holders. Please revise this disclosure further to explain the specific material differences between the rights of Labcorp common stock holders and Fortrea common stock holders. For instance, and without limitation, please explain which stockholders will have a “heightened voting standard” to amend your Amended and Restated Bylaws and certain provisions of your Amended and Restated Certificate of Incorporation and please explain what “heightened” means in this context.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 of the Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity, Capital Resources and Financial Position, page 79
3.    Please revise to provide a discussion analyzing the company’s material cash requirements from known contractual and other obligations in accordance with Item 303(b)(1) of Regulation S-K, or explain to us why these disclosures are not required.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 of the Registration Statement.
Note 9. Goodwill and Intangible Assets, page F-26
4.    We see here that you have reported no goodwill impairments for the year ended December 31, 2022. Please explain to us whether the $260.0 million goodwill impairment reported by Laboratory Corporation of America Holdings in its December 31, 2022 Form 10-K for the early development reporting unit in the DD segment is related to the Clinical Development and Commercialization Services Business (CDCS). And if so, please provide us an analysis as to how you have allocated goodwill to CDCS, and your basis for not recognizing any goodwill impairment at CDCS in 2022.

Division of Corporation Finance
Securities and Exchange Commission
May 15, 2023

Response: The Company respectfully acknowledges the Staff’s comment and can confirm that the goodwill impairment previously disclosed by Labcorp in its Annual Report for the fiscal year ended December 31, 2022 (the “2022 10-K”) is not related to the CDCS Business. The goodwill impairment was related to Labcorp’s early development reporting unit which is not a part of the CDCS Business Labcorp is spinning off.
General
5.    We note your disclosure of “Ukraine/Russia conflict costs” on page 78 and your disclosure stating that “[d]ue to the Russia and Ukraine crisis and economic sanctions, the company incurred incremental costs and determined that certain receivables and long-lived assets related to its Russia and Ukraine operations were impaired.” Please revise your disclosure where appropriate to further describe the direct or indirect impact of Russia’s invasion of Ukraine on your business. In addition, please also consider any impact:
•resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, Belarus, or Ukraine, including due to sanctions affecting potential purchasers;
•resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and
•that may result if Russia or another government nationalizes your assets or operations in Russia, Belarus, or Ukraine.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 75 and 85 of the Registration Statement. Additionally, the Company confirms that, other than as disclosed in the Registration Statement, the ongoing conflict between Russia and Ukraine has not had any additional direct or indirect impact on the Company’s business.
***

Division of Corporation Finance
Securities and Exchange Commission
May 15, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (404) 581-8967 or jtmay@jonesday.com or Thomas Short at (404) 581-8363 or tshort@jonesday.com.

Very truly yours,

/s/ Joel May

Joel May
Partner
Jones Day

cc:	Sandra van der Vaart (Laboratory Corporation of America Holdings)
Owen Lewis (Laboratory Corporation of America Holdings)
Peter Wilkinson (Laboratory Corporation of America Holdings)